                                  SCHEDULE 13G

                                (Rule 13d - 102)

                    Information to be Included in Statements
                        Filed Pursuant to Rule 13d-1(b),
                           (c) and (d) and Amendments
                         Thereto Filed Pursuant to Rule
                                     13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. One)*

                                ENVOY Corporation
            --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    293982104
            --------------------------------------------------------
                                 (CUSIP Number)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO. 293982104                       13G

  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                  RICHARD B. MCINTYRE

  2      Check the Appropriate Box if a Member of a Group            (a) /X/
         (SEE Instructions)                                          (b) / /

  3      SEC Use Only

  4      Citizenship or Place of Organization

                  U.S.

       Number of              5     Sole Voting Power

        Shares                               1,277,010

                              6     Shared Voting Power

     Beneficially                            854,000

       Owned by               7     Sole Dispositive Power

    Each Reporting                           1,277,010

                              8     Shared Dispositive Power

      Person With                            854,000

  9      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,131,010

 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares / / (SEE Instructions)

 11      Percent of Class Represented by Amount in Row (9)

                  9.88%*

 12      Type of Reporting Person (See Instructions)

                  IN

* Based on 21,574,795 shares of Common Stock outstanding.

CUSIP NO. 293982104                         13G

  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                  AGGIE TITAN LIMITED PARTNERSHIP

  2      Check the Appropriate Box if a Member of a Group              (a) /X/
         (SEE Instructions)                                            (b) / /

  3      SEC Use Only

  4      Citizenship or Place of Organization

                  U.S.


       Number of              5     Sole Voting Power

        Shares                               -0-

                              6     Shared Voting Power

     Beneficially                            854,000

       Owned by               7     Sole Dispositive Power

    Each Reporting                           -0-

                              8     Shared Dispositive Power

      Person With                            854,000

  9      Aggregate Amount Beneficially Owned by Each Reporting Person

                  854,000

 10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /
         (SEE Instructions)

 11      Percent of Class Represented by Amount in Row (9)

                  3.96%*

 12      Type of Reporting Person (See Instructions)

                  PN

* Based on 21,574,795 shares of Common Stock outstanding.

CUSIP NO. 293982104                         13G

  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                  THE MCINTYRE CHARITABLE REMAINDER TRUST

  2      Check the Appropriate Box if a Member of a Group              (a) /X/
         (SEE Instructions)                                            (b) / /

  3      SEC Use Only

  4      Citizenship or Place of Organization

                  U.S.

       Number of              5     Sole Voting Power

        Shares                               -0-

                              6     Shared Voting Power

     Beneficially                            105,000

       Owned by               7     Sole Dispositive Power

    Each Reporting                           -0-

                              8     Shared Dispositive Power

      Person With                            105,000

  9      Aggregate Amount Beneficially Owned by Each Reporting Person

                  105,000

 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares / / (SEE Instructions)

 11      Percent of Class Represented by Amount in Row (9)

                  0.49%*

 12      Type of Reporting Person (See Instructions)

                  OO

*Based on 21,574,795 shares of Common Stock outstanding.

ITEM 1(a).   NAME OF ISSUER:

                 ENVOY Corporation

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 Two Lakeview Place, 15 Century Boulevard, Suite 600, Nashville, TN 37214

ITEM 2(a).   NAME OF PERSON FILING:

                 This report is filed by Richard B. McIntyre, individually and on behalf of the Aggie Titan Limited Partnership and The McIntyre Charitable Remainder Trust. The shares owned by such persons are set forth in Item 4.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 6599 SE South Marina Way, Stuart, FL  34996

ITEM 2(c).   CITIZENSHIP:

                 U.S.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

                 Common Stock

ITEM 2(e).   CUSIP NUMBER:

                 293982104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a).   [ ] Broker or Dealer registered under Section 15 of the
                 Exchange Act.

      (b).   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c).   [ ] Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.

      (d).   [ ] Investment company registered under Section 8 of the
                 Investment Company Act.

      (e).   [ ] An investment advisor in accordance with Rule 13d-1(b)(1)
                 (ii)(E);

      (f).   [ ] An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F);

      (g).   [ ] A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G);

      (h).   [ ] A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act;

      (i).   [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j).   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

    ITEM 4.  OWNERSHIP.

             (a) - (c)

             An aggregate of 2,131,010 shares of Envoy Common Stock are owned by Richard B. McIntyre, the Aggie Titan Limited
             Partnership and The McIntyre Charitable Remainder Trust. All of the shares were originally acquired by Mr. McIntyre, who has transferred a portion of the shares for estate-planning purposes. The ownership of the shares is set forth below:

                     OWNER                    NO. OF SHARES  PERCENT OF CLASS
                     -----                    -------------  ----------------
             Richard B. McIntyre                1,172,010          5.43%

             Aggie Titan Limited Partnership      854,000          3.96%

             The McIntyre Charitable              105,000          0.49%
                                                  -------          -----
             Remainder Trust

                                 Totals         2,131,010          9.88%

             Mr. McIntyre is the managing general partner of Aggie Titan Limited Partnership, of which one of his sons is a general partner, and is the sole trustee and a beneficiary (together with his wife) of The McIntyre Charitable Remainder Trust. Mr. McIntyre has sole or shared power to vote or direct the vote and power to dispose or direct the disposition of all of the shares. Such powers with respect to the shares owned by the Aggie Titan Limited Partnership are shared by Mr. McIntyre with the other general partner of such partnership. Mr. McIntyre disclaims beneficial ownership of the shares owned by the Aggie Titan Limited Partnership except to the extent of his pecuniary interest therein.

    ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not applicable

    ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                 Not applicable

    ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable

    ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable

    ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable

    ITEM 10. CERTIFICATION.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             1/22/99
                                    -----------------------
                                             (Date)

                                    /s/ RICHARD B. MCINTYRE
                                    -----------------------
                                          (Signature)

                                  Richard B. McIntyre, individually
                                  and on behalf of Aggie Titan Limited
                                  Partnership and The McIntyre
                                  Charitable Remainder Trust
                                  ------------------------------------
                                               (Name)


         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT
        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).